Mercedes-Benz Auto Receivables Trust 2025-1
Investor Report
Collection Period Ended   30-Apr-2025

Amounts in USD

Dates

Collection Period No.	4			
Collection Period (from... to)	1-Apr-2025	30-Apr-2025		
Determination Date	13-May-2025			
Record Date	14-May-2025			
Distribution Date	15-May-2025			
Interest Period of the Class A-1, A-2B Notes (from... to)	15-Apr-2025	15-May-2025	Actual/360 Days	30
Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to)	15-Apr-2025	15-May-2025	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	228,300,000.00	50,721,376.08	6,248,415.56	44,472,960.52	194.800528	0.027369
Class A-2A Notes	155,680,000.00	155,680,000.00	155,680,000.00	0.00	0.000000	1.000000
Class A-2B Notes	355,000,000.00	355,000,000.00	355,000,000.00	0.00	0.000000	1.000000
Class A-3 Notes	480,680,000.00	480,680,000.00	480,680,000.00	0.00	0.000000	1.000000
Class A-4 Notes	90,410,000.00	90,410,000.00	90,410,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,310,070,000.00**	**1,132,491,376.08**	**1,088,018,415.56**	**44,472,960.52**		
Overcollateralization	33,599,469.69	33,591,736.74	33,591,736.74			
Adjusted Pool Balance	1,343,669,469.69	1,166,083,112.82	1,121,610,152.30			
Yield Supplement Overcollateralization Amount	56,330,004.86	48,766,830.48	46,966,884.68			
Pool Balance	**1,399,999,474.55**	**1,214,849,943.30**	**1,168,577,036.98**			

	Amount	Percentage
Initial Overcollateralization Amount	33,599,469.69	2.50%
Target Overcollateralization Amount	33,591,736.74	2.50%
Current Overcollateralization Amount	33,591,736.74	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	44,472,960.52	194.800528
Class A-2A Notes	4.500000%	583,800.00	3.750000	583,800.00	3.750000
Class A-2B Notes	4.664710%	1,379,976.71	3.887258	1,379,976.71	3.887258
Class A-3 Notes	4.780000%	1,914,708.67	3.983333	1,914,708.67	3.983333
Class A-4 Notes	4.920000%	370,681.00	4.100000	370,681.00	4.100000
Total		**$4,249,166.38**		**$48,722,126.90**	

Amounts in USD

Available Funds		Distributions	
Principal Collections	44,403,356.21	(1) Total Servicing Fee	1,012,374.95
Interest Collections	8,135,936.29	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	840,304.94	(2) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
Recoveries	297,261.60		
Purchase Amounts	0.00	(3) Interest Distributable Amount Class A Notes	4,249,166.38
Advances made by the Servicer	0.00	(4) Priority Principal Distributable Amount	0.00
Investment Earnings	173,411.47	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Available Collections	**53,850,270.51**	(6) Regular Principal Distributable Amount	44,472,960.52
Reserve Fund Draw Amount	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Available Funds	**53,850,270.51**	(8) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (2)]	0.00
		(9) Excess Collections to Certificateholders	4,115,768.66
		Total Distribution	**53,850,270.51**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	1,012,374.95	1,012,374.95	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	4,249,166.38	4,249,166.38	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	583,800.00	583,800.00	0.00
thereof on Class A-2B Notes	1,379,976.71	1,379,976.71	0.00
thereof on Class A-3 Notes	1,914,708.67	1,914,708.67	0.00
thereof on Class A-4 Notes	370,681.00	370,681.00	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	4,249,166.38	4,249,166.38	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	44,472,960.52	44,472,960.52	0.00
Aggregate Principal Distributable Amount	44,472,960.52	44,472,960.52	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,359,173.67
Reserve Fund Amount - Beginning Balance	3,359,173.67
plus/minus change to meet Reserve Fund Required Amount	0.00
plus Net Investment Earnings for the Collection Period	11,050.31
minus Net Investment Earnings	11,050.31
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,359,173.67
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	11,050.31
Net Investment Earnings on the Collection Account	162,361.16
Investment Earnings for the Collection Period	173,411.47

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,399,999,474.55	29,020
Pool Balance beginning of Collection Period	1,214,849,943.30	26,940
Principal Collections	22,671,740.05	
Principal Collections attributable to Full Pay-offs	21,731,616.16	
Principal Purchase Amounts	0.00	
Principal Gross Losses	1,869,550.11	
Pool Balance end of Collection Period	1,168,577,036.98	26,317
Pool Factor	83.47%	

	As of Cutoff Date	Current
Weighted Average APR	7.95%	8.00%
Weighted Average Number of Remaining Payments	57.50	52.28
Weighted Average Seasoning (months)	9.98	15.19

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	1,162,437,073.87	26,213	99.47%
31-60 Days Delinquent	4,464,690.06	80	0.38%
61-90 Days Delinquent	1,354,726.22	20	0.12%
91-120 Days Delinquent	320,546.83	4	0.03%
Total	1,168,577,036.98	26,317	100.00%

Delinquency Trigger	**3.550%**
60+ Delinquency Loans to EOP Aggregate Securitization Value	0.143%
Delinquency Trigger occurred	No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

	Current		Cumulative	
Losses (1)	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	1,869,550.11	46	7,465,855.56	169
Principal Net Liquidation Proceeds	833,594.72		3,931,805.11	
Principal Recoveries	290,409.04		827,915.18	
Principal Net Loss / (Gain)	745,546.35		2,706,135.27	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	0.751%
Prior Collection Period	0.627 %
Second Prior Collection Period	0.568 %
Third Prior Collection Period	0.314 %
Four Month Average	0.565%

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	0.193%
Average Net Loss / (Gain)	16,012.63

(1) Losses include accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.